SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 13, 2009	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Report of Voting Results dated May 13, 2009

AGRIUM INC.
Annual General Meeting of Shareholders
of
Agrium Inc.
May 13, 2009
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon
General Business
1.	Each of the ten director nominees proposed by Management was elected by acclamation. Proxies were received as follows:

Director	For		Withheld

(a) Ralph S.Cunningham	95,206,994	94.00%	6,073,034	6.00%

(b) Germaine Gibara	100,349,213	99.08%	930,815	0.92%

(c) Russell K. Girling	100,977,832	99.70%	302,196	0.30%

(d) Susan A. Henry	100,497,032	99.23%	782,996	0.77%

(e) Russell J. Horner	100,659,273	99.39%	620,755	0.61%

(f) Anne McLellan	101,105,566	99.83%	174,462	0.17%

(g) Derek G. Pannell	100,546,743	99.28%	733,285	0.72%

(h) Frank W. Proto	100,827,314	99.55%	452,714	0.45%

(i) Michael M. Wilson	100,992,522	99.72%	287,506	0.28%

(j) Victor J. Zaleschuk	100,656,137	99.38%	623,891	0.62%
2.	The appointment of KPMG LLP, as independent auditors of Agrium for 2009, was approved by a show of hands. Proxies were received representing 100,664,305 (99.39%) votes for and 616,126 (0.61%) votes withheld.